_________________________________________________________________________
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
SCHEDULE TO

     Tender Offer Statement Under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 4)

VIASYS Healthcare Inc.
(Name of Subject Company)

Eagle Merger Corp.,
a wholly owned subsidiary of

Cardinal Health, Inc.
(Name of Filing Person—Offerors)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

92553Q209
(CUSIP Number of Class of Securities)
Ivan K. Fong, Esq.
Chief Legal Officer and Secretary
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, Ohio 43017
Telephone: (614) 757-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$1,667,555,149.50	$51,193.94

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $42.75 per share by
39,007,138, the number of shares of common stock, par value $0.01 per share (“Shares”), of VIASYS Healthcare Inc. (“VIASYS”) outstanding on a fully diluted basis as of May 8, 2007, as represented by VIASYS in the Agreement and Plan of Merger with Cardinal Health, Inc., which
Shares consist of (a) 33,340,002 Shares issued and outstanding, (b) 3,548,271 Shares subject to issuance upon exercise of outstanding options,
(c) 225,352 Shares subject to issuance pursuant to outstanding restricted stock units, (d) 78,000 Shares subject to issuance pursuant to outstanding deferred stock awards, (e) 1,583,641 Shares reserved for future grant and issuance under the VIASYS stock plan and (e) 231,872
Shares reserved for future issuance under the VIASYS employee stock purchase plan.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.70 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,193.94.	Filing Party: Cardinal Health, Inc. and Eagle Merger Corp.
Form or Registration No.: Schedule TO.	Date Filed: May 23, 2007.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

     This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on May 23, 2007, as amended by Amendment No. 1 filed on June 6, 2007, Amendment No. 2 filed on June 7, 2007 and Amendment No. 3 filed on June 21, 2007 (as amended, the “Schedule TO”), by Cardinal Health, Inc., an Ohio corporation (“Cardinal Health”), and Eagle Merger Corp., a Delaware corporation and wholly owned subsidiary of Cardinal Health (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of VIASYS Healthcare Inc., a Delaware corporation (“VIASYS”), for $42.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer was made pursuant to the Agreement and Plan of Merger, dated as of May 11, 2007 (the “Merger Agreement”), among Cardinal Health, Offeror and VIASYS.

     All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 4.

ITEM 11.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

     “The subsequent offering period of the Offer expired at 6:00 p.m., Eastern Daylight Time, on Wednesday, June 27, 2007. According to Computershare Trust Company, N.A., the depositary for the Offer, as of 6:00 p.m., Eastern Daylight Time, June 27, 2007, a total of approximately 29.3 million Shares were validly tendered in the initial and subsequent offering periods of the Offer, which represent approximately 88% of all outstanding Shares.

     Offeror will acquire the remaining outstanding shares of VIASYS by means of a merger of Offeror with and into VIASYS, as a result of which VIASYS will become a wholly owned subsidiary of Cardinal Health. In the merger, each outstanding Share (other than Shares held by Cardinal Health, Offeror or VIASYS, or any wholly owned subsidiary of VIASYS, the capital stock of Offeror, or Shares held by stockholders properly exercising dissenters’ rights under Delaware law) will be converted into the right to receive $42.75 per share in cash, without interest. Cardinal Health expects to complete the merger on an expedited basis pursuant to the short-form merger procedure available under Delaware law.

     Cardinal Health issued a press release on Thursday, June 28, 2007 describing the completion of the subsequent offering period. The full text of the press release issued by Cardinal Health is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.”

ITEM 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“(a)(5)(F)	Press Release Issued by Cardinal Health, Inc., dated June 28, 2007, Announcing
Completion of the Subsequent Tender Offer.”

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2007

CARDINAL HEALTH, INC.

By:	/s/ Jeffrey W. Henderson

NAME:	Jeffrey W. Henderson
TITLE:	Chief Financial Officer

EAGLE MERGER CORP.

By:	/s/ Jeffrey W. Henderson

NAME:	Jeffrey W. Henderson
TITLE:	Treasurer

EXHIBIT INDEX
* (a)(1)(A)	Offer to Purchase, dated May 23, 2007.
* (a)(1)(B)	Form of Letter of Transmittal.
* (a)(1)(C)	Form of Notice of Guaranteed Delivery.
* (a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
* (a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and
Other Nominees.
* (a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
* (a)(5)(A)	Joint Press Release Issued by Cardinal Health and VIASYS, dated May 14, 2007, Announcing the Execution of the Merger Agreement between Cardinal Health and VIASYS (incorporated in this Schedule TO by reference to the Form 8-K filed by Cardinal Health on May 14, 2007).
* (a)(5)(B)	Letter, dated May 14, 2007, from R. Kerry Clark to Cardinal Health Employees Regarding
Announcement of the Merger Agreement Between Cardinal Health and VIASYS (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Cardinal Health on May 14,
2007).
* (a)(5)(C)	Transcript of the Investor Call on May 14, 2007 Regarding Announcement of the Merger
Agreement Between Cardinal Health and VIASYS (incorporated in this Schedule TO by reference to the Schedule TO-C filed by Cardinal Health on May 14, 2007).
* (a)(5)(D)	Form of Summary Advertisement Published in the Wall Street Journal on May 23, 2007.
* (a)(5)(E)	Press Release Issued by Cardinal Health, dated June 21, 2007, Announcing Completion of Initial
Tender Offer and a Subsequent Offering Period.
(a)(5)(F)	Press Release Issued by Cardinal Health, dated June 28, 2007, Announcing Completion of the
Subsequent Tender Offer.
* (d)(1)	Agreement and Plan of Merger, dated as of May 11, 2007, among Cardinal Health, Offeror and
VIASYS.

* Previously filed.